M. J. MAILLIS GROUP

MAR 18 AM 7:21

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549[redacted]

SUPPL

04010678

DATE : March 11th , 2004

Re: **Financial Statements of the period 01.01.2003-31.12.2003**
File ≠ 33-82-4975

Dear Sirs,

On behalf of "**M. J. MAILLIS S.A. - PACKING SYSTEMS**", company incorporated in Greece (Xenias 5 Kifissia, Attiki), I am furnishing herewith the below listed documents:

- Financial Statements for the parent company «M.J.MAILLIS S.A. – Packing Systems» as of the period 01.01.2003 – 31.12.2003
- Consolidated Financial Statements as of the period 01.01.2003 – 31.12.2003

Please acknowledge receipt of this furnishing by signing and returning the second copy of this letter.

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

Yours truly,

Lina Dede
Investor Relations Officer

dlw 3/18

COPY

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

DATE : March 11th , 2004

Re: **Financial Statements of the period 01.01.2003-31.12.2003**
File ≠ 33-82-4975

Dear Sirs,

On behalf of "**M. J. MAILLIS S.A. - PACKING SYSTEMS**", company incorporated in Greece (Xenias 5 Kifissia, Attiki), I am furnishing herewith the below listed documents:

- Financial Statements for the parent company «M.J.MAILLIS S.A. – Packing Systems» as of the period 01.01.2003 – 31.12.2003
- Consolidated Financial Statements as of the period 01.01.2003 – 31.12.2003

Please acknowledge receipt of this furnishing by signing and returning the second copy of this letter.

Yours truly,

Lina Dede
Investor Relations Officer

Μ. Ι. ΜΑΪΛΛΗΣ ΑΕΒΕ ΣΥΣΤΗΜΑΤΑ ΣΥΣΚΕΥΑΣΙΑΣ
ΞΕΝΙΑΣ 5 & ΧΑΡΙΛΑΟΥ ΤΡΙΚΟΥΠΗ, 145 62 ΚΗΦΙΣΙΑ, ΑΘΗΝΑ, ΤΗΛΕΦΩΝΟ: 210 62 85 000, FAX: 210 80 80 301
group web-site: www.maillis.gr
ΑΡ.Μ.Α.Ε.: 2716/06/Β/86/43 - ΥΠ. ΑΝΑΠΤΥΞΗΣ, ΕΔΡΑ: ΜΑΡΟΥΣΙ ΑΤΤΙΚΗΣ

M. J. MAILLIS S.A.

BALANCE SHEET AS AT DECEMBER 31, 2003

27th FINANCIAL YEAR (JANUARY 1 - DECEMBER 31, 2003)

ATHENS P.C.S.A. REGISTER No 2716/06/B/86/43

ASSETS	2003 Acq/Cost	2003 Deprecation	2003 Net Value	2002 Acq/Cost	2002 Deprecation	2002 Net Value
B. PRE OPERATING COSTS						
1. Formation expenses	547.062	299.202	247.860	418.125	241.312	176.813
2. Exchange differences from loans	2.417.705	2.030.041	387.664	2.417.705	1.791.029	626.676
3. Pre operating interest	14.670.709	7.799.773	6.870.935	11.352.118	6.024.739	5.327.378
4. Other pre operating expenses	27.000.638	16.858.613	10.142.025	22.837.527	12.890.777	9.946.750
Total	44.636.113	26.987.629	17.648.484	37.025.475	20.947.857	16.077.617
C. FIXED ASSETS						
I. Intangible Assets						
1. Research and development costs	1.834.351	372.801	1.461.550	905.667	193.512	712.155
2. Goodwill	117.557	109.986	7.571	114.357	106.871	7.485
4. Advances for the purchase of fixed assets	1.777.791	—	1.777.791	2.198.957	—	2.198.957
	3.729.699	482.787	3.246.912	3.218.981	300.383	2.918.598
II. Tangible Assets						
1. Land	1.301.675	—	1.301.675	1.301.675	—	1.301.675
3. Buildings	20.382.885	8.641.699	11.741.186	19.126.091	7.699.404	11.426.687
4. Machinery	66.925.070	37.186.044	29.739.026	60.725.038	31.999.332	28.725.706
5. *Mobile equipment*	992.118	688.031	304.087	1.117.895	716.798	401.097
6. Furniture and fixtures	4.763.575	2.406.166	2.357.409	2.604.662	2.045.428	559.234
7. Advances & fixed assets under construction	6.933.036	—	6.933.036	12.978.559	—	12.978.559
	101.298.359	48.921.940	52.376.419	97.853.920	42.460.962	55.392.958
Total Fixed Assets (C I+C II)	105.028.058	49.404.727	55.623.331	101.072.901	42.761.345	58.311.556
III. Financial Assets						
1. Participating in affiliated companies			153.673.356			150.028.729
7. Other logn term financial assets			141.532			141.516
			153.814.888			150.170.245
Total Long Term Assets (C I+C II+C III)			209.438.219			208.481.801
D. CURRENT ASSETS						
I. Inventories						
1. Merchandise			126.350			46.765
2. Finished & semi-finished goods			3.231.886			4.853.858
4. Raw and auxiliary materials - cons/bles spare parts-packing materials			8.118.403			8.841.699
5. Advances to suppliers			1.463.815			1.990.414
			12.940.454			15.732.737
II. Receivables						
1. Customers			61.334.142			52.764.120
3a. Notes receivable (checks)			715.593			74.020
5. Receivables from affiliated companies			23.481.974			26.546.816
10. *Doubtful - contested trade and other debtors*			1.752.897			1.226.336
11. Other debtors			33.019			51.749
11a. Greek State			2.426.846			1.687.605
12. Advances and other credits			44.377			71.913
			89.790.848			82.422.559
III. Investments						
3. Other investments			—			2.300.068
IV. Cash						
1. Cash in hand			16.476			4.669
3. Cash at banks			2.014.498			6.247.764
6. Blocked deposits			29.348			29.348
			2.060.322			6.281.781
Total Current Assets (DI+DII+DIII+DIV)			104.791.624			106.737.145
E. PREPAYMENTS AND ACCRUED INCOME						
1. Prepaid expenses			206.728			137.206
2. Accrued income			1.658.652			1.402.295
3. Other transit debit balances			1.817.727			2.658.500
			3.683.107			4.198.000
GRAND TOTAL - ASSETS (B+C+D+E)			335.561.434			335.494.564
MEMO ACCOUNTS						
2. Guarantees			6.195.290			68.800
3. Forward agreements			9.900.000			14.151.114
4. Other debit memo accounts			40.079.182			13.997.578
			56.174.472			28.217.492

CAPITAL AND LIABILITIES	2003	2002
A. CAPITAL AND RESERVES		
I. *Share Capital*		
(72.876.440 shares per value 0,76 euro)		
1. Paid	55.386.094	55.212.222
II. Share Premium reserve	144.932.105	144.877.197
III. Differences of revaluation-investment subsidies		
3. Investment subsides	4.737.356	6.222.929
IV. Reserves		
1. Statutory reserve	—	1.792.136
4. Extraordinary reserve	13.796	13.796
5. Tax-free reserves (under special laws)	16.855.705	16.855.706
	16.869.501	18.661.638
Own shares in hand	(13.046.912)	(11.164.935)
V. Results carried forward	(3.722.274)	—
Total Capital and Reserves (AI+AII+AIII+AIV+AV)	205.155.870	213.789.050
B. PROVISIONS FOR RISKS & EXPENSES		
2. Other provisions	822.417	3.319.208
C. LIABILITIES		
I. Long Term		
2. Bank loans	89.357.823	82.869.152
II. Short term		
1. Suppliers	8.952.906	10.482.054
2. Notes payable	3.720.351	1.553.373
3. Bank loans	24.180.000	14.234.955
4. Customer's advances	79.822	57.999
5. Taxes - duties payable	1.022.863	2.486.367
6. Contributions payable	456.093	451.632
10. Dividends payable	458.108	4.646.296
11. Other creditors	387.407	489.266
	39.257.550	34.411.942
Total Liabilities (C I+C II)	128.615.373	117.281.094
D. ACCRUALS AND DEFERRED INCOME		
2. Accrued expenses	802.764	823.768
3. Other accruals	165.010	281.444
	967.774	1.105.211
GRAND TOTAL - CAPITAL AND LIABILITIES (A+B+C+D)	335.561.434	335.494.564
MEMO ACCOUNTS		
2. Guarantees	6.195.290	68.800
3. Forward agreements	9.900.000	14.151.114
4. Other credit memo accounts	40.079.182	13.997.578
	56.174.472	28.217.492

NOTES:

1) Net Fixed Asset Investments increased approximately € 3.950.000 in the period of 1 January to 31 December 2003.
2) The company has been tax audited up to the year ended 31 December, 2001.
3) The Equity participation in affiliated companies amounting approximately 153,7 million eur is stated at cost. Had the above valuation been made at the equity method, as provided for in law 2190/1920, the relevant amount would have been approximately 121,9 million eur.
4) Encumbrances on the company/ s fixed assets as at 31 December, 2003 not exist.
5) The previous fixed assets revaluation of land and buildings was carried out at 31 December, 2000, in accordance with law 2065/92 as amended by article 20 of law 2443/96.
6) The number of employees of the company as at 31 December, 2003 was 384.
7) The company has made the necessary provisions for accrued expenses as at 31 December, 2003.
8) The company consistently followed the fundamental accounting principles used in financial statements for the 2002 year.
9) The depreciation charge for the period 1/1-31/12/2003 was calculated based on the depreciation rates provided by Law 299/2003 and amounted to € 13.228.600 compared to € 15.321.323 for the period 1/1-31/12/2002 and is accordingly allocated as follows: € 6.710.947 to production cost compared to € 9.115.367, € 6.508.005 to administration expenses compared to € 6.179.433 and € 9.648 to selling expenses compared to € 26.523. The respective income from the depreciation of investment subsidies amounted to € 1.485.573. If the depreciation expense for the period 01/01 - 31/12/2003 was calculated based on the depreciation rates provided by Law 100/1998, it would have amounted to € 15.473.000 and the respective income from the depreciation of investment subsidies would have amounted to € 1.965.682.
10) The analysis of turnover by STAKOD 03 is the following: a) CODE 271.0 € 52.773.664 b) CODE 252.2 € 42.142.030.

PROFIT AND LOSS AT DECEMBER, 31 2003
(JANUARY 1 - DECEMBER 31, 2003)

	2003			2002		
I. OPERATING RESULTS						
Turnover (net sales)			94.915.694			93.968.146
Less: Cost of sales			72.645.555			74.638.761
Gross margin profit			22.270.139			19.329.385
Plus: Other operating income			626.794			305.600
Total			22.896.933			19.634.985
Less: 1. Administrative expenses		11.602.852			9.558.559	
3. Distribution expenses		8.262.160	19.865.012		9.502.831	19.061.390
Subtotal profit			3.031.921			573.595
Pluss: 1. Income from participating interest	250.000			1.625.542		
3. Profit on sale of participations & securities	230.040			49.731		
4. Interest and other similar income	1.896.020	2.376.060		1.691.600	3.366.873	
Less: 1. *Participations and securities value* didine allowances	256.312			507.907		
2. Participations & securities expenses and losses	325.076			325.076		
3. Interest and other similar expenses	4.808.102	5.389.490	(3.013.430)	2.969.947	3.802.930	(436.057)
Total operating results (profits)			18.491			137.538
II. PLUS: EXTRAORDINARY RESULTS						
1. Extraordinary and non operating income	3.005.176			6.682.498		
2. Extraordinary profits	265.260			7.337		
3. Prior years profits	8.700	3.279.136		57.337	6.747.171	
Less:						
1. *Extraordinary and non operating expenses*	7.503.996			2.369.285		
2. Extraordinary loss	79.508			104.517		
3. Prior year expenses	140.997			131.776		
4. Doubtful debts	—	7.724.501	(4.445.365)	250.000	2.855.579	3.891.592
Total operating & non-operating results			(4.426.874)			4.029.130
Less: Total depreciation		13.228.600			15.321.323	
Less: Depresiation charged to operation cost		13.228.600	—		15.321.323	—
NET (LOSE/PROFIT) BEFORE TAXES			(4.426.874)			4.029.130

APPROPRIATION ACCOUNT

	2003	2002
Net (losses/profits) for the year	(4.426.874)	4.029.130
Plus: Prior year retained profits	—	68.970
Less: Prior period tax audit adjustments	1.081.494	—
Plus: Reserves distributable	1.792.136	2.902.349
Total	(3.716.232)	7.000.450
Less: 1. Income taxes	—	2.600.436
2. Other not charged to the operating cost taxes	6.042	5.668
Distributablas losses/profit	(3.722.274)	4.394.346
Distribution as follows:		
1. Stratutory reserve	—	130.947
2. *First dividend*	—	2.153.277
3. Additional dividend	—	2.080.123
7. Board of Directors fees	—	30.000
8. Losses carried forward	(3.722.274)	—
	(3.722.274)	4.394.346

Khfisia, February 24, 2004

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER AND MEMBER OF THE BOARD OF DIRECTORS	FINANCIAL MANAGER OF GREECE	THE CHIEF ACCOUNTANT
MICHAEL J. MAILLIS P 020206	CHARALAMBOS A. STAVRINOUDAKIS Σ 208194	PETER N. DELIS Ρ 578226	NIKOLAOS B. MAROULIS E.C.G. 9997046629 - A' CLASS

Certified Auditor's Audit Certificate
Direct Translation
To the Shareholders of "Michael J Maillis AEBE - Packaging Systems"

I have audited the above Financial Statements and the Notes to the Financial Statements of "Michael J Maillis AEBE - Packaging Systems" for the year ended 31 December 2003. My audit was carried out in accordance with the provisions of article 37 of CL 2190/1920 "Referring to Companies" and the auditing procedures, which I considered appropriate, based on the principles and auditing standards followed by the Institute of Certified Auditors Accountants. All books and records maintained by the Company have been made available to me and I have been given all the information and explanations which I have requested for the purposes of the audit. The Company's accounts have been prepared in accordance with Greek Generally Accepted Accounting Principles. There has been no change in the stock valuation principles compared to the prior year and the production cost is calculated in accordance with the generally accepted cost accounting principles. I have agreed the contents of the Directors' Report to the Annual General Meeting of the Shareholders with the Financial Statements. The Attachment contains the information required by paragraph 1 of article 43a of CL 2190/1920. The following matters were noted as a result of the audit: 1. The company has included in account C "Investments and other long-term receivables" an amount of € 153.673.000 relating to investments in subsidiaries, that were valued at acquisition cost and not in accordance with paragraph 6 of article 43 of CL2190/1920, which requires the valuation at the lower value between acquisition cost and net equity. Had the Company followed the requirements set out by CL2190/1920 the above value of investments would have been decreased by € 31.787.000 and this amount would have been expensed in previous years' results. 2. The company's receivables include long outstanding receivables amounting to € 1.200.000. The company has not created any provision for a part or the whole of this amount. 3. The company has included approximately € 2.906.000 in account B4 "Other Setup Expenses". This amount relates to the net book value of losses incurred from the disposal and year-end valuation of investments listed on the Athens Stock Exchange, of which approximately € 1.671.000 have been expensed in prior years and approximately € 581.000 have been expensed in the current year results. If the Company had followed the requirements set out by CL 2190/1920, the full amount would have been expensed in prior years. 4. Based on interpretation No 205/1988 of the full session of the State Legal Council, the company has not raised a provision for retirement settlement, *as none of the employees will obtain pension rights before the end of the forthcoming year. If the Company had raised a provision in accordance with article 42e of CL 2190/1920 for compensation for employee terminations, the provision* would have amounted to approximately € 637.000, of which approximately € 553.000 relates to prior years and approximately € 84.000 relates to current year results. 5. The years 2002 to 2003 have not been audited by the tax authorities and therefore the tax liabilities of the company have not yet been finalised. In my opinion, the aforementioned Financial Statements are in agreement with the books and records of the company and together with the Attachment, present, subject to the matters mentioned above and the notes appearing on the face of the financial statements, the company's assets and financial position as at 31 December 2003 and the results for the financial year then ended, in accordance with the current legislation and Greek Generally Accepted Accounting Principles, which do not differ from those which the company had applied in the previous year.

PRICEWATERHOUSECOOPERS

Athens, February 26, 2004
Certified Auditor- Accountant

Kyriakos Riris
R.N. SOEL 12111

M. J. MAILLIS S.A.

8th CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2003

(JANUARY 1 - DECEMBER 31, 2003)

ATHENS P.C.S.A REGISTER No 2716/06/B/86/43

ASSETS	2003 Acq/Cost	2003 Deprec/tion	2003 Net Value	2002 Acq/Cost	2002 Deprec/tion	2002 Net Value
B. PRE OPERATING COSTS						
1. Formation expenses	805.790	394.672	411.118	664.927	308.508	356.419
2. Exchange differences from loans	2.417.705	2.030.041	387.664	2.417.705	1.791.029	626.676
3. Pre operating interest	14.775.857	7.874.412	6.901.445	11.457.266	6.078.348	5.378.918
4. Other pre operating expenses	59.204.665	22.006.333	37.198.332	44.697.224	16.410.715	28.286.509
Total	77.204.017	32.305.458	44.898.559	59.237.122	24.588.600	34.648.522
C. FIXED ASSETS						
I. Intangible Assets						
1. Research and development cost	18.305.224	3.129.227	15.175.997	15.401.107	2.277.979	13.123.128
2. License Fees	117.557	109.986	7.571	114.357	106.871	7.486
4. Advances for the purchase of fixed assets	1.777.975	—	1.777.975	2.199.141	—	2.199.141
	20.200.756	3.239.213	16.961.543	17.714.605	2.384.850	15.329.755
II. Tangible Assets						
1. Land	2.372.548	—	2.372.548	2.285.717	—	2.285.717
3. Buildings	47.381.477	19.791.489	27.589.988	46.532.449	13.869.973	32.662.476
4. Machinery	121.493.412	64.194.183	57.299.229	114.772.357	60.539.091	54.233.266
5. Mobile equipment	3.032.286	1.686.761	1.345.525	3.074.692	1.636.699	1.435.993
6. Furniture and fixtures	13.037.123	7.993.741	5.043.382	13.921.560	10.320.456	3.601.104
7. Advances & fixed assets under construction	7.595.565	—	7.595.565	13.844.040	—	13.844.040
	194.912.411	93.666.174	101.246.237	194.430.815	88.368.219	106.062.596
Total Fixed Assets (CI+C II)	215.113.167	96.905.387	118.207.780	212.145.420	88.753.069	123.392.351
III. Financial Assets						
1. Participation in subsidiaries			182.956			26.015
7. Other long term financial assets			5.963.997			715.836
			6.146.953			741.851
Total Long Term Assets (C I+C II+C III)			124.354.733			124.134.202
D. CURRENT ASSETS						
I. Inventories						
1. Merchandise			17.944.209			15.219.413
2. Finished & semi-finished goods			18.360.387			21.538.052
4. Raw and auxuliary materials - cons/bles-spare parts - packing materials			25.754.863			29.228.617
5. Advances to suppliers			2.312.007			2.292.354
			64.371.466			68.278.436
II. Recaivables						
1. Customers			76.317.137			74.406.673
2. Bills receivable						
- On hand			—			334.055
- -In Banks for collection			40.000			—
3a. Notes receivable (checks)			928.548			1.210.562
3b. Delayed notes (checks)			56.511			67.171
10. Doubtful-contested trade and other debtors			2.105.223			2.231.420
11. Other debtors			11.121.752			9.012.414
11a. Greek state			3.506.505			2.515.808
12. Advances and other Credits			44.377			648.350
			94.120.053			90.426.453
III. Investments						
3. Other investments			396.548			2.621.714
IV. Cash						
1. Cash in hand			327.119			130.389
3. Cash at banks			13.773.713			19.935.305
Blocked deposits			29.348			—
			14.130.180			20.065.694
Total Current Assets (DI+DII+DIII+DIV)			173.018.247			181.392.297
E. PREPAYMENTS AND ACCRUED INCOME						
1. Prepaid expenses			3.217.472			1.751.357
2. Accrued Income			1.902.864			1.477.569
3. Other transit debit balances			2.125.106			2.677.475
			7.245.442			5.906.401
GRAND TOTAL ASSETS (B+C+D+E)			349.516.981			346.081.422
MEMO ACCOUNTS						
2. Guarantees			6.498.065			371.575
3. Forward agreements			9.900.000			28.302.228
4. Other debit memo accounts			44.149.330			23.534.369
			60.547.395			52.208.172

CAPITAL AND LIABILITIES	2003	2002
A. CAPITAL & RESERVES		
I. Share Capital		
(72.876.440 shares per value 0,76 euro)		
1. Paid	55.386.094	55.212.222
	55.386.094	55.212.222
II. Share Premium Reserve	144.932.105	144.877.197
	144.932.105	144.877.197
III. Differences of revaluation-Investments subsidies		
2. Revaluation reserve	682.273	1.404.946
3. Investment subsidies	7.583.024	10.499.687
	8.265.297	11.904.633
IV. Reserves		
1. Statutory reserve	4.139.959	4.833.415
4. Extraordinary reserve	743.776	1.762.499
5. Tax-free reserves (under special laws)	14.726.225	14.910.460
	19.609.960	21.506.374
Own shares in hand	(13.046.912)	(11.184.935)
Goodwill on acquisition of subsidiaries	(120.394.464)	(121.033.041)
V. Retained profits		
Carried forward	25.542.340	14.963.870
Minority interest	1.511.459	5.028.303
Exchange differences from tranlation at subsidia	27.164	(189.373)
	27.080.963	19.802.800
Total Capital and Reserves (AI+AII+AIII+AIV+AV)	121.833.043	121.085.250
B. PROVISIONS FOR RISKS AND EXPENSES		
2. Other provisions	2.586.314	6.191.429
C. LIABILITIES		
I. Long Term		
1. Debenture loan	89.357.823	82.869.152
2. Bank loans	11.936.360	12.790.174
8. Other long term liabilities	689.651	4.107.644
	101.983.834	99.766.970
II. Short Terms		
1. Suppliers	30.796.825	36.487.336
2. Notes payable	3.720.351	1.857.789
3. Bank loans	61.885.581	46.695.124
4. Customer's advances	1.497.194	1.716.521
5. Taxes-duties payable	8.555.323	6.699.183
6. Contributions payable	1.546.114	1.607.932
7. Current portion of long term debt	2.457.431	2.760.072
10. Dividends payable	203.987	4.646.296
11. Other creditors	9.175.021	13.376.804
	119.837.827	117.847.057
Total Liabilities (C I+C II)	221.821.661	217.614.027
D. ACCRUALS & DEFERRED INCOME		
1. Deffered revenue	2.871.054	842.628
3. Other accruals	404.909	348.088
	3.275.963	1.190.716
GRAND TOTAL CAPITAL (A+B+C+D)	349.516.981	346.081.422
MEMO ACCOUNTS		
2. Guarantees	6.498.065	371.575
3. Forward agreements	9.900.000	28.302.228
4. Other credit memo accounts	44.149.330	23.534.369
	60.547.395	52.208.172

PROFIT AND LOSS AT DECEMBER 31, 2003

(JANUARY 1, - DECEMBER 31, 2003)

	2003			2002		
I. OPERATING RESULTS						
Turnover (net sales)			295.969.286			310.879.616
Less: Cost of sales			213.331.010			218.794.055
Gross margin profit			82.638.276			92.085.560
Plus: Other operating income			3.379.931			918.818
Total			86.018.207			93.004.378
Less: 1. Administrative expenses		23.778.536			24.688.821	
3. Distribution expenses		36.356.950	60.135.486		39.469.587	64.158.408
Subtotal profit			25.882.721			28.845.970
Plus: 3. Profit on sale of participations and securities or other holdings	481.308			75.364		
4. Interest and other similar income	1.517.069	1.998.377		2.791.706	2.867.070	
Less: 1. Participations and secitities value dicline allowances	256.312			507.907		
2. Loss from sale of bonds	325.076			325.076		
3. Interest & other similar expenses	8.323.125	8.904.513	(6.906.136)	7.383.500	8.216.483	(5.349.413)
Total Operating results (profits)			18.976.585			23.496.557
II. PLUS: EXTRAORDINARY RESULTS						
1. Extraordinary & non-operating income	10.409.456			11.261.670		
2. Extraordinary profits	5.405.244			18.134		
3. Prior year profits	18.160	15.832.860		59.127	11.338.931	
Less:						
1. Extraordinary and non-operating expenses	12.913.680			8.114.082		
2. Extraordinary loss	303.874			104.517		
3. Prior year expenses	278.973			209.464		
4. Doubtful debts	—	13.496.527	2.336.333	250.000	8.678.063	2.660.868
Total operating & non-operating results			21.312.918			26.157.425
Less: Total depreciation		24.090.257			25.690.361	
Less: Depreciation charged to operation cost		24.090.257	—		25.690.361	—
NET PROFIT BEFORE TAXES			21.312.918			26.157.425
LESS:						
Share of minority interest on net profit before taxes		125.308			318.010	
CONSOLIDATED NET PROFIT BEFORE TAXES		21.187.610			25.839.415	
LESS:						
Income tax			5.607.453			6.222.853
Other taxes not included in operation costs			—			5.668
NET PROFIT AFTER INCOME TAXES			15.705.465			19.928.904
LESS: Share of minority interest			93.360			130.168
NET PROFIT AFTER INCOME TAXES AND SHARE OF MINORITY INTEREST			15.612.105			19.798.736

NOTES:

1. The companies included in the above consolidation are the following:
   a) M.J.MAILLIS S.A. (parent company)
   b) Directly controlled Companies: STRAPTECH S.A. (99,0%), M.J.MAILLIS BULGARIA EOOD (100%), M.J.MAILLIS ROMANIA S.A. (81,7%), HELERO BV (100%), M.J.MAILLIS FRANCE SAS (99.99%), MARFLEX M.J.MAILLIS POLAND SPZOO (100%), M.J.MAILLIS ESPANA SL (100%), M.J.MAILLIS CZECH SRO (100%), M.J.MAILLIS ALBANIA LTD (100%), EUROPACK SA (100%), COLUMBIA SRL (100%), M.J.MAILLIS HUNGARY KFT (100%), CONTIPAK GMBH (100%), OY M.J.MAILLIS FINLAND AB (100%), M.J.MAILLIS SVERIGE AB (100%), *M.J.MAILLIS HOLDING GMBH (100%), SANDER PACKAGING B.V.(100%).*
   c) Indirectly controlled Companies: M.J.MAILLIS U.K. LTD (100%), SIAT SPA (100%), SICME SRL (60%), SIAT BENELUX (51%), COMBI PACKAGING SYSTEMS (50%), MEGA SRL (70%), TAM SRL (71%), SIAT USA (100%), MAILLIS SANDER GMBH (100%), SANDER GMBH &CO KG (100%), SANDER NV (100%), WULFTEC INTERNATIONAL INC (100%), MAILLIS STRAPPING NETWORK LLP (45%).
   The above mentioned companies have been consolidated according to the full consolidation method as provided by the articles 90 to 109 of CL 2190/1920 "Referring to Companies", except from Combi Packaging Systems which has been consolidated as a joint venture and Maillis Strapping Network which has been consolidated according to the Equity Method.
2. As at 31 December, 2003 no encumbrances exist on company's fixed assets.
3. The result included in the consolidated profit and loss account, which relate to subsidiaries registered outside the Euro Zone, has been translated at the average exchange rate of the period 01/01 - 31/12/2003.
4. In connection to the continued and intensified Group optimisation plan (amounting to € 8 mil in the prior year) and in relation to the significant investment in the machines production sector. In the current year an amount of € 4 mil has been invested in the research and development of new products and the expansion of commercial networks. These investments are shown in the assets side of the balance sheet in accounts B4 " Other Pre Operating Expenses" and C1 " Research and Development Costs".
5. The latest revaluation of land and buildings of the parent company was carried out at 31 December 2000, in accordance with Law 2065/92 as amended by the article 20 of Law 2443/96.
6. The number of employees of the Group as at 31 December, 2003 was 2.036.
7. The group, consistently, followed the fundamental accounting principles used in the financial statements of year 2002.
8. All accrued expenses up to 31/12/2003, have been provided for.
9. The depreciation expense for the period 01/01-31/12/2003 of M.J.MAILLIS SA and its subsidiary STRAPTECH SA was calculated based on the depreciation rates provided by Law 299/2003 and amounted to € 14.826.609. The respective income from the depreciation *of investment subsidies amounted to € 1.857.854. If the depreciation expense for the* period 01/01/-31/12/2003 was calculated based on the depreciation rates provided by Law 100/1998, it would have amounted to € 17.531.950 and the respective income from the depreciation of investment subsidies would have amounted to € 2.478.830.
10. The consolidated Equity of M.J.MAILLIS Group is shown decreased by € 120 mil due to the fact that Goodwill,arising from acquisitions, is shown as a deduction from Equity. If Goodwill was shown in the assets side of the balance sheet, as the allowed alternative permits, consolidated Equity would amount to € 242 mil.
11. The analysis of turnover by STAKOD 03 is the following: a) CODE 292.9 € 113.945.131 b) CODE 252.2 € 107.761.382 c) CODE 271.0 € 66.888.994 d) CODE 212.1 € 7.373.779.

Khfisia, February 24, 2004

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	GROUP FINANCIAL CONTROLER	THE CHIEF ACCOUNTANT
MICHAEL J. MAILLIS	CHARALABOS A. STAVRINOUDAKIS	SOTIRIOS I. LEONARDOS	NIKOLAOS B. MAROULIS
Φ 020208	Σ 208194	Π 325521	E.C.G. 9997046829 - A' CLASS

Certified Auditor's Audit Certificate
Direct Translation

To the Shareholders of "Michael J Maillis AEBE - Packaging Systems" and It's subsidiaries

I have audited the above Consolidated Financial Statements, comprising the consolidated balance sheet and income statement and the related Notes to the Consolidated Financial Statements of "Michael J Maillis AEBE - Packaging Systems", together with its subsidiary companies, for the year ended 31 December 2003. My audit was carried out in accordance with the provisions of article 108 of CL 2190/1920 "Referring to Companies" and the auditing procedures, which I considered appropriate for the consolidation, based on the principles and auditing standards followed by the Institute of Certified Auditors Accountants. I have confirmed that the contents of the Directors' Report to the Annual General Meeting of the Shareholders is in accordance with the above Consolidated Financial Statements. The scope of my audit did not include the subsidiary companies representing 22% and 30% of the consolidated assets and of the consolidated turnover respectively. The financial statements of the above subsidiaries have been audited to a large extent by other certified auditors, on whose audit certificates we have placed reliance in order to express the opinion that follows, to the extent that this is affected by consolidated amounts appearing in the above subsidiaries' financial statements. The following matters were noted as a result of the audit: 1. The parent company has included in account B "Implementation costs" and C "Fixed assets" as at 31/12/2003 a net book value amounting to € 6.400.000, which relates to amounts paid in previous years for the reorganization and development of the sales networks of the Group's subsidiary companies which together with the depreciation for the current year of € 1.600.000, should have been expensed in previous years' results. 2. The parent company has included in accounts B4 "Other Setup Expenses" and C1 "Research and development costs" an amount of € 3.715.000 (Net Book Value), relating to amounts paid in this year for the research and development of new products in subsidiary companies of the Group. This amount was not expensed in this years result, and will be amortized evenly over a five-year period. 3. The parent company's receivables include long outstanding receivables amounting to € 1.200.000. The parent company has not created any provision for a part or the whole of this amount. 4. The parent company has included approximately € 2.906.000 in account B4 "Other Setup Expenses". This amount relates to the net book value of losses incurred from the sale and valuation of investments of securities listed on the Athens Stock Exchange. From this amount approximately € 1.671.000 were charged to prior year's profits and approximately € 581.000 to current year's profits. If the company had followed the requirements set out by CL 2190/1920 the full amount would have been charged to prior year's profits. 5. Based on the interpretation No 205/1988 of the full session of the State Legal Council, the companies included in the consolidation have not raised provisions for retirement settlement, as none of the employees will obtain pension rights before the end of the forthcoming year. If the companies had raised provisions in accordance with article 42e of CL 2190/1920 for provisions for retirement settlement, the provisions would have amounted to approximately € 706.000 of which approximately € 604.000 should have been charged to prior years profits and approximately € 102.000 to current year profits. 6. The tax authorities have not audited the parent company's financial records for the years 2002 and 2003 and Straptech for the years 2000 to 2003. Therefore the Group/s tax liability cannot be considered as final. In my opinion, after the taking the matters noted above and notes of the company into account, the aforementioned Consolidated Financial Statements have been prepared in accordance with the requirements set out by CL 2190/1920 and reflect the Group's assets and financial position as at 31 December 2003 and the consolidated results for the financial year then ended, in accordance with the current legislation and Greek Generally Accepted Accounting Principles, which do not differ from those which the Company had applied in the previous year.

Athens, February 26, 2004
Certified Auditor- Accountant

PRICEWATERHOUSECOOPERS

Kyriakos Riris
R.N. SOEL 12111

KRONOS S.A.